FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 12, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Re. Update of Issues dated 12 September 2005





British Energy Group plc

12 September 2005



Update of issues related to Boiler Closure Units at Heysham 1 and Hartlepool

The Company is currently undertaking a planned outage of one unit at Hartlepool. As a result of inspections to boiler closure units, there appears to be the potential for stress corrosion cracking of the primary "holding down" bolts although testing has shown no evidence of cracking at Hartlepool or Heysham 1 to date.

In line with conservative operations, the Company has elected to maintain the shutdown of two reactors at Hartlepool and to shutdown two reactors at Heysham
1. The Company intends to complete the remedial work scheduled for later this year before the units are returned to service. As a consequence, the return to service of the two units at Hartlepool and one unit at Heysham 1 is expected to be delayed by about one month. The return to service of the second unit at Heysham 1 is expected to follow completion of its statutory outage due to commence later this month.

The return to service of all four units is dependent on the successful outcome of the programme of work at each unit.

Subject to the outcome of this programme of work, the net additional unplanned losses are currently expected to be around 1 TWh. Based on current information, the Company re-confirms it expects the annual average nuclear output over the next two years to be approximately 63 TWh.

The Company will provide a further update as soon as possible, expected to be within one month.


Contact:

John Searles                    01506 408 715        (Investor Relations)
Andrew Dowler                   020 7831 3113        (Media Enquiries)






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 12, 2005                   BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations